FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	…	April	…………………………………………………………,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 1, 2020	By……/s/………. Sachiho Tanino …………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 119TH BUSINESS TERM

TRANSLATION

Securities Code: 7751

March 27, 2020

TO OUR SHAREHOLDERS

CANON INC.

30-2, Shimomaruko 3-chome,

Ohta-ku, Tokyo

Fujio Mitarai

Chairman & CEO

NOTICE OF RESOLUTIONS

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 119TH BUSINESS TERM

Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 119th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.

      Matters Reported:

1.

Reports on the contents of the Business Report and Consolidated Financial Statements for the 119th Business Term (from January 1, 2019 to December 31, 2019), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2.	Reports on the content of the Financial Statements for the 119th Business Term (from January 1, 2019 to December 31, 2019).

The contents of items 1. and 2. above were reported.

      Matters Resolved upon:

      Item No.1   Dividend from Surplus

It was approved and adopted in all respects as proposed. Thus, the term-end dividend was decided to be 80.00 yen per share.

As we have already paid an interim dividend of 80.00 yen per share, the full-year dividend will be 160.00 yen per share, which is the same amount as the previous term.

      Item No.2   Election of Six Directors

It was approved and adopted in all respects as proposed. Thus, Messrs. Fujio Mitarai, Masaya Maeda, Toshizo Tanaka, Toshio Homma, Kunitaro Saida and Haruhiko Kato were reappointed as Directors. All of them assumed their offices.

Messrs. Kunitaro Saida and Haruhiko Kato are Outside Directors.

      Item No.3   Election of One Audit & Supervisory Board Member

It was approved and adopted in all respects as proposed. Thus, Mr. Ryuichi Ebinuma was newly appointed as an Audit & Supervisory Board Member and assumed his office.

      Item No.4   Election of Accounting Auditor

It was approved and adopted in all respects as proposed. Deloitte Touche Tohmatsu LLC was newly elected as Accounting Auditor.

      Item No.5   Grant of Bonus to Directors

It was approved and adopted in all respects as proposed. Thus, it was decided that bonus shall be granted to the four Directors excluding Outside Directors as of the end of this term, which totals 53,500,000 yen.

APPOINTMENT OF REPRESENTATIVE DIRECTORS AND DIRECTORS WITH SPECIFIC TITLES

As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 119th Business Term, each of the following persons were appointed as Representative Directors and Directors with specific titles. All of them assumed their offices.

Representative Director, Chairman & CEO	Fujio Mitarai
Representative Director, President & COO	Masaya Maeda
Representative Director, Executive Vice President & CFO	Toshizo Tanaka
Representative Director, Executive Vice President & CTO & In charge of Printing Business	Toshio Homma

INFORMATION ON THE COMPANY’S INVESTOR RELATIONS WEBSITE

Please refer to the following website for materials including our Business Report.

The Company’s Investor Relations Website    https://global.canon/en/ir/

PAYMENT OF THE TERM-END DIVIDEND

The term-end dividend due for the 119th Business Term shall be paid by either of the following methods.

∎	If you are receiving the dividend with the “Receipt of Dividend”:

Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Term-end Dividend of the 119th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 30, 2020 to May 1, 2020). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Term-end Dividend of the 119th Business Term.”

∎	If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:

Please confirm the description of the enclosed “Statement of Term-end Dividend of the 119th Business Term.”

NOTIFICATION OF YOUR SOCIAL SECURITY AND TAX NUMBER

FOR TAX PROCEDURES RELATED TO SHARES

The Social Security and Tax Number that you have received from your local municipality will be required during tax procedures related to shares. Due to this, shareholders will need to notify their securities company etc. of their Social Security and Tax Number.

∎	For inquiries with respect to notifying a securities company etc. of your Social Security and Tax Number:

•	If your shares are managed in an account with a securities company, please contact your securities company.

•	If your shares are not under custody of a securities company, please contact the following:

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Phone: 0120-84-0178 (Toll free, available in Japan only)

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